Exhibit 99.1

For immediate release

Skin Sterol Linked to Hidden Heart Disease
Simple, non-invasive test reveals coronary artery disease in patients with no symptoms

Toronto, Ontario (December 14, 2005) - - A novel, non-invasive test that measures skin tissue cholesterol can detect early vascular disease, according to data published today in the American Heart Journal. Skin tissue cholesterol, measured non-invasively by PREVU* Point of Care (POC) Skin Sterol Test, has a significant association with increased carotid intima-media thickness (CIMT), which is an independent predictor of myocardial infarction and stroke.

“Many people who die suddenly from heart disease do not have any prior symptoms. Many patients who have high blood cholesterol never develop heart disease, while many patients with low blood cholesterol do,” said Dr. James Stein, a cardiologist at the University of Wisconsin Medical School and principal investigator of the study. “There is considerable interest in non-invasive, simple and rapidly administered tests to better assess which patients are at increased risk. The significant association with increased CIMT suggests that skin sterol testing may help to identify asymptomatic patients who are at future risk of having a heart attack or stroke.”

“We are continuing to build on this exciting data with a 600-person trial (PASA) now underway to further examine the relationship between skin sterol and CIMT,” said Dr. Brent Norton, President and Chief Executive Officer, PreMD Inc. (TSX: PMD; Amex: PME). “PASA is expected to generate the data we need to expand PREVU* POC’s claims for use, which would position our test as the only non-invasive tool to predict who is going to have a heart attack or stroke - - something that a blood cholesterol test cannot do.”

About the Study
The study, conducted at the University of Wisconsin Medical School, included 81 patients without known vascular disease who were referred for determination of CIMT. Patients underwent B-mode ultrasonography of the carotid arteries and measurement of skin sterol using PREVU* POC. CIMT was significantly higher among patients in the highest quartile of skin sterol (p = 0.011). Skin sterol was associated with increased CIMT even after adjusting for age, sex, glucose, systolic blood pressure, total: high-density lipoprotein cholesterol ratio, and use of lipid-lowering therapy (p = 0.031).

The title of the paper is Skin Cholesterol Content Identifies Increased Carotid Intima-Media Thickness in Asymptomatic Adults, by Wendy S. Tzou, Maureen E. Mays, Claudia E. Korcarz, Susan E. Aeschlimann and James H. Stein.

About PREVU* and CIMT
Skin tissue cholesterol is a novel, independent risk factor for coronary artery disease (CAD). PREVU* tests the amount of cholesterol accumulated in the skin tissues, which has been shown to parallel cholesterol build-up in the coronary arteries. It does not require the drawing of blood or fasting and takes just minutes to perform. PREVU* POC is marketed worldwide by McNeil Consumer Healthcare, Canada and is currently available for sale to medical professionals in the United States, Canada and select European markets.

CIMT is a non-invasive technique that uses ultrasound to scan the carotid arteries for evidence of atherosclerosis. CIMT is a validated method for detecting patients with atherosclerosis and predicting future events such as heart attack and stroke.

For more information about PREVU* POC Skin Sterol Test, please visit www.prevu.com. For North American sales inquiries, please call McNeil’s customer service hotline at 1-866-283-8328. For European sales inquiries, please call 00-800-8283-8328. All e-mail inquiries may be forwarded to yourvoice@mccca.jnj.com.

About PreMD
PreMD Inc. (formerly IMI International Medical Innovations, Inc.) is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario.
*Trademark

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For more information, please contact:

Sarah Borg-Olivier
Director, Communications
T: (416) 222-3449
sbolivier@premdinc.com